United States securities and exchange commission logo





                              November 26, 2021

       Alec Scheiner
       Chief Executive Officer
       RedBall Acquisition Corp.
       667 Madison Avenue
       16th Floor
       New York, NY 10065

                                                        Re: RedBall Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-260610

       Dear Mr. Scheiner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed October 29, 2021

       Cover Page

   1. Please amend your cover page to include the exchange ratio for all of the securities in the
                                                        First Merger
transaction, and the dollar amount of cash consideration per share.
       Selected Definitions, page iv

   2. We note your disclosure that "NPS is based on a customer research study of 2,023 consumers performed by
Marketing & Research Resources (   M&RR   ) in August 2019,
                                                        which was commissioned
by SeatGeek." Please file the consent of M&RR as an exhibit
                                                        to your registration
statement, or tell us why you believe you are not required to do so.
                                                        See Section 7 and Rule
436 of the Securities Act.
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 2    26, 2021 Page 2
FirstName LastName
Cautionary Statement Regarding Forward-Looking Statements, page xiii

3. We note your disclosures cautioning investors not to unduly rely on your statements of belief or similar statements of belief and opinions, including that "These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability," and "These statements are based upon information available to us or SeatGeek, as the case may be, as of the date of this proxy statement/prospectus, and while we or SeatGeek, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information." Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.
Ownership of New SeatGeek following the Business Combination, page 11

4. We note that your table on page 12 excludes the dilutive impact of certain additional issuances of common stock, including Earnout Shares and shares issuable upon the exercise of certain options and warrants. Please amend your table to show the impact of these additional issuances on the ownership of New SeatGeek following the business combination. Please also amend your table to include interim scenarios between the no redemption and maximum redemption scenarios.
Quorum and Vote of RedBall Shareholders, page 13

5. We note your disclosure that the Sponsor and each director of RedBall have agreed to vote all of their founder shares and any other RedBall public shares held by them in favor of the proposals being presented at the extraordinary general meeting. Please amend your disclosure to clarify the number of votes by public shareholders not subject to these voting agreements that are required to approve each of the proposals. Make conforming changes to your risk factor disclosure beginning on the bottom of page 47. Interests of RedBall's Directors and Executive Officers in the Business Combination, page 15

6. We note your disclosure that will quantify the dollar value of the 13,195,000 shares of
         New SeatGeek common stock that the Sponsor (including the independent directors and excluding any shares that may be issued in the Backstop Subscription) will hold following the Business Combination. Please also quantify the value of the the 150,000 RedBall
         Class B ordinary shares directly owned by RedBall's independent directors and the 30,000
         RedBall Class B ordinary shares held by RHGM. Finally, include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 3    26, 2021 Page 3
FirstName LastName

7. We note your disclosure that "the Sponsor, SeatGeek or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent
         Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the
         Condition Precedent Proposals." Please tell us how these purchases comply with Rule
         14e-5 of the Exchange Act.
8. Please clarify what is meant by your statement that RedBird BD's engagement is an
         "incremental related party transaction" to the related party transactions discussed in the prospectus for RedBall's initial public offering.
Sources and Uses of Funds for the Business Combination, page 19

9. Please clarify what is meant by "Sponsor Promote" in your chart on page 19.
Risk Factors, page 23

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
11. With respect to the Sponsor and its affiliates, please address the following:

                Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

                Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risks Related to SeatGeek's Business and Industry
"The COVID-19 pandemic has had, and is likely to continue to have, a material negative impact .
.. .", page 23

12. We note your disclosure that "Until such time as fans are allowed at live music, sporting and theatrical events in meaningful numbers, our revenue will be negatively impacted and it is possible these circumstances continue for a longer period of time than currently anticipated." Please clarify what constitutes "meaningful numbers," and provide an estimate of the amount of time you expect to pass before these meaningful numbers are reached.
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 4    26, 2021 Page 4
FirstName LastName
"Our contracts with SeatGeek Enterprise clients . . .", page 34

13. In an appropriate place in your filing, please describe the material terms of your contracts with SeatGeek Enterprise clients. In your discussion, please clarify why these contracts may not be immediately profitable or profitable in a timely manner. "Our payments system depends on third-party providers and is subject to risks that may harm our business.", page 42

14. You disclose that "Nearly all our revenue is associated with payments processed through a single provider, which relies on banks and payment card networks to process transactions." Please amend your disclosure to identify this provider, briefly discuss the terms of any agreement with this provider, and file any agreement with this provider as an exhibit to your registration statement. Alternatively, tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.
"Some jurisdictions, in particular jurisdictions outside the United States . . ..", page 42

15. We note your disclosure that "Some jurisdictions prohibit the resale of event tickets (anti-
         scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, such as by setting maximum resale prices." Please amend your disclosure to provide additional detail about this regulations, including the jurisdictions affected, a description of the relevant prohibition on resale or maximum resale pricing regulations, and whether these restrictions relate to geographical locations representing a material portion of your revenue.
"We are subject to extensive governmental regulation . . .", page 45

16. We note your disclosure that "We have incurred legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future regarding such investigations and litigation."
         Please describe the circumstances of these investigations and litigation, if material, including a quantification of the additional expenses incurred. "Since the holders of RedBall founder shares, including our directors, have interests that are different . . .", page 48

17. You disclose that "RedBall's existing directors and officers will be eligible for continued
         indemnification and continued coverage under RedBall's directors' and officers' liability insurance after the Business Combination and pursuant to the Business Combination
         Agreement." Please disclose the duration of the continued indemnification and liability insurance coverage.
"We may be forced to close the Business Combination even if . . .", page 50

18. We note your disclosure that "we may be forced to close the Business Combination even
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 5    26, 2021 Page 5
FirstName LastName
         if we were to determine it is no longer in our shareholders' best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations." However, you disclose on page
         104 that the obligations of RedBall, Merger Sub One and Merger Sub Two to consummate the Transactions is conditioned upon there being no Company Material Adverse Effect that is continuing. Please clarify the circumstances under which RedBall would be forced to consummate a transaction with a continuing material adverse event having occurred.
"Your unexpired warrants may be redeemed prior to their exercise . . .", page
58

19. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
"Concentration of ownership among New SeatGeek's executive officers, directors and their affiliates . . .", page 71

20. Please amend your prospectus cover page to include a description and quantification of the significant level of control New SeatGeek's executive officers, directors and their affiliates will hold in the combined company over all matters requiring stockholder approval.
Unaudited Pro Forma Condensed Combined Financial Information, page 81

21.      Please amend your disclosure to address the following:

                Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

                Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

                It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Representations and Warranties, page 97

22. Please amend your disclosure in this section to describe the specific representations and warranties of each of the parties, rather than providing a general list of the topics covered by these representations and warranties.
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 6    26, 2021 Page 6
FirstName LastName
Conditions to the Obligations of RedBall, Merger Sub One and Merger Sub Two, page 104

23. Please amend the disclosure in your filing to briefly define "Company Material Adverse
         Effect."
Conditions to the Obligations of SeatGeek, page 105

24. Please amend your disclosure to briefly describe in your filing the certain sections of the business combination referenced in your first bullet in this section. Termination; Effectiveness, page 105

25. Please amend your disclosure to briefly describe the provisions that will survive any termination of the BCA.
Background of the Business Combination, page 111

26.      We note your disclosure that "Between December 2020 and April 2021,
RedBall
         participated in introductory management meetings, entered into confidentiality agreements and engaged in material negotiations regarding non-binding letters of intent with three other potential business combination targets. RedBall ultimately determined not to pursue a business combination with these other potential targets and terminated discussions."
         Please amend your disclosure to provide additional detail about these alternative parties, including when and how Redball contacted or was contacted by these parties; the details of any negotiations or agreements that took place; and when and why RedBall ultimately determined not to pursue a transaction with each party specifically.
27. For the meetings discussed throughout this section, specifically on and after February 24,
         2021, please disclose whether counsel for either or both parties were present, and identify each party's counsel.
28. We note your disclosure on page 114 that "the initial enterprise value of $1,500 million was meaningfully below a competing proposal received by SeatGeek." Please amend your disclosure to discuss the other proposal(s) considered by SeatGeek, describe any discussions SeatGeek held with respect to this proposal(s), and disclose when and why
         SeatGeek ultimately decided not to pursue a transaction with an alternative target. Please also disclose the amount of the "proposed earnouts" discussed throughout this section.
29. Please disclose how RedBall determined the initial enterprise value of SeatGeek to be
         $1,500 million, and the subsequent enterprise value(s) of SeatGeek discussed throughout this section.
30.      You disclose on page 114 that "On May 15, 2021, representatives of
RedBall and
         representatives of SeatGeek continued negotiating various business issues related to
         SeatGeek   s revised Initial Term Sheet." Please amend your disclosure to discuss the
         "various issues" negotiated at that meeting. Make conforming changes throughout this section to provide additional detail where you describe issues discussed at meetings
 Alec Scheiner
RedBall Acquisition Corp.
November 26, 2021
Page 7
         generally. For example, where you discuss "certain" or "various" matters, considerations and changes, describe the same in detail. Include a discussion of the positions of each party and any relevant negotiations.
31. Please quantify "the proposed advisory fees to be paid to each of Goldman Sachs and
         RedBird BD" discussed on the top of page 117.
32. We note your disclosure on page 118 that following September 8, 2021, there were
         "[a] number of discussions among the parties and their respective legal counsel," and the parties exchanged multiple drafts of the Business Combination Agreement and other ancillary transaction documentation throughout the period leading up to the parties' entry into the Business Combination Agreement on October 13, 2021. Please amend your disclosure to describe the details of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period.
33. We note your reference to "comparable companies in analogous markets and other materials provide by SeatGeek's management in the virtual data room." Please clarify whether RedBall's board considered these comparable companies in its determination that
         SeatGeek was an attractive target, and if so, disclose the selected comparable companies and relevant data about such companies that the board reviewed and how these companies supported the board's conclusion.
RedBall's Board of Directors' Reasons for the Business Combination, page 120

34. Please reconcile your disclosure that "ticketing demand is expected to grow in line with pre-pandemic rates and continue to grow in the years to come" with your disclosure in your risk factor on page 23 that "[a]t this time, it is impossible to know or predict when events will be held at a pre-pandemic scope and scale as national and local governments around the world continue to enforce various restrictions on large gatherings." As a related matter, please provide support for your statement that there has been a "quick rebound" of the music and concert business, given the uncertainty of the industry's recovery from COVID-19 discussed elsewhere in your filing.
35. You disclose that the RedBall Board considered "reports from third-party experts
       Crosslake (technical due diligence) and Deloitte (tax and Quality of Earnings due diligence)." It appears that these reports may be "a report, opinion or appraisal materially related to the transaction" pursuant to Item 4(b) of Form S-4. Therefore, please provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. Refer to Item 14(b)(6) of Schedule 14A. Alternatively, please provide us with your legal analysis as to why you are not required to provide this
FirstName LastNameAlec Scheiner
       disclosure. As a related matter, in an appropriate place in your filing, please disclose the
Comapany    NameRedBall
       compensation    paid Acquisition
                            to CrosslakeCorp.
                                         and Deloitte in connection with these
reports.
November 26, 2021 Page 7
FirstName LastName
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 8    26, 2021 Page 8
FirstName LastName
Projected Financial Information
Certain Forecasted Financial Information for SeatGeek, page 126

36. We note that you discuss the general assumptions underlying SeatGeek's forecasted financial information. Please amend your disclosure to discuss the specific assumptions underlying these forecasts. For example, where you disclose that SeatGeek considered the timing and scope of the return of live events, clarify the specific assumptions related to this timing and scope. Make similar changes to the disclosure for all of the relevant bullet points in this section.
37. We note your reference in your discussion of the Background of the Business to "updated financial projections" in connection with the PIPE presentation. Please clarify whether the projections provided in this section are those initially presented to the board, and whether they include the update for the PIPE presentation. If note, please tell us why.
         Please also clarify, in an appropriate place in your filing, why updated projections were provided to the PIPE investors.
38. We note your disclosure that "[t]his prospective financial information was prepared in the third quarter of 2021 when significant uncertainty surrounded the live event market and the scope of regulatory activity targeted to reduce transmission of COVID-19, but large events, particularly in professional sports, were increasingly being held." Please amend your disclosure to clarify how the prospective financial information took into account the uncertainty related to the amount of time until fans are allowed at live music, sporting and theatrical events in meaningful numbers such that your revenue will no longer be impacted negatively.
U.S. Federal Income Tax Considerations, page 164

39. We note that you provide a discussion of the tax consequences of only the domestication, exercise of redemption rights, and ownership and disposition of shares of New SeatGeek common stock and New SeatGeek warrants after the Domestication. Please amend your discussion to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the First Merger and Second Merger. See Item
         4(a)(6) of Form S-4.
RedBall's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 205

40. Please amend your risk factors to disclose the risks related to your management's determination that your working capital deficit raises substantial doubt about your ability to continue as a going concern.
Business of SeatGeek
Overview, page 211

41. We note your disclosure throughout your description of business describing the various
 Alec Scheiner
RedBall Acquisition Corp.
November 26, 2021
Page 9
         constituents, product offerings, and primary and secondary revenue streams. For clarity in understanding your business model, please clearly describe how you generate revenue from each product offering, including Enterprise, Seller Services, and Marketplace. For example, please describe the fee structure of each offering. Please also disclose the percentage of your total revenue you generate from each product offering, and primary compared to secondary revenue streams.
42. We note your disclosure that you are "the fastest growing ticketing company at scale based on management's estimates of gross ticketing volume growth from 2017 to 2019 among our competitor ticketing marketplaces (Ticketmaster, Vivid Seats and StubHub)."
         Please briefly describe how you define and measure gross ticketing volume growth, and quantify this growth for the periods discussed in your filing. Further, please clarify whether you are still the fastest growing ticketing company as of the most recent fiscal year presented in your filing, and the most recent interim period.
43. We note your references to SeatGeek Swaps throughout your filing, including that it is you "hassle-free return policy." In an appropriate place in your filing, please amend your disclosure to describe this return policy, including when and how customers can return tickets. Include a discussion of the impact of your return policy on your revenues.
44. We note your references throughout the filing to your international business operations.
         Please amend your description of business to describe these operations, including the international markets in which you operate, and the percentage of your total revenues generated from your international business operations.
SeatGeek Platform Network Effects, page 213

45. Please briefly describe how you calculate "conversion rate," and disclose you conversion rate for the year ended December 31, 2020 and the most recent interim period presented in your filing. As a related matter, we note that the graphic on page 214 includes certain data for the period from 2015-2019. To provide investors with a complete and current representation of your business and operating results, please amend your disclosure here and throughout your description of business to provide data as of your most recent fiscal year-end and your most recent interim financial period. Please update your "Industry
         Opportunity" disclosure as well.
Competition, page 220

46. We note your disclosure that "Most ticketing agreements are multi-year and exclusive."
       In an appropriate place in your filing, please identify the significant multi-year agreements to which you are a party, if any, and briefly describe the material terms of the same,
FirstName LastNameAlec Scheiner
       including duration. Please file any relevant agreements as exhibits to your registration
Comapany    NameRedBall
       statement, or tell usAcquisition Corp. you are not required to do so. See Item 601(b)(10)
                             why you believe
       of Regulation
November              S-K.9
            26, 2021 Page
FirstName LastName
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 10 26, 2021 Page 10
FirstName LastName
Legal Proceedings
William Trader v. SeatGeek, Inc., page 222

47. Please amend your disclosure to quantify the actual damages and equitable monetary relief, punitive damages, statutory damages, declaratory judgment, costs and attorneys'
         fees sought by the plaintiff, if estimable and material.
Our Government Regulations, page 222

48. We note your disclosure that the industry in which you operate is highly regulated, and that "[t]hese laws and regulations involve privacy, data protection and security, intellectual property, competition, consumer protection, ticketing, payments, taxation and other matters." Please amend your disclosure in this section to describe the specific regulations referenced generally in the disclosure noted above. Please disclose how each of these regulations applies to you specifically, and whether you are currently in compliance with these regulations. Make conforming changes to your risk factors.
Seat Geek's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the Six Months Ended June 30, 2021 and 2020
Net Revenue, page 229

49. You disclose "See Note 4 to our unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information on breakdown of net revenue." To enhance investors' understanding of your net revenue for the period presented, please amend your disclosure here to provide a discussion of the breakdown of net revenue. See Item 303(a) of Regulation S-K. Make conforming changes to your disclosures on pages 231 and 233.
Beneficial Ownership of Securities, page 254

50. We note your disclosure that "The following table does not reflect record of beneficial ownership of any shares of New SeatGeek common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of [], 2021." Please disclose the Sponsor's and its affiliates'
         beneficial ownership interest in the combined company, assuming exercise and conversion of all securities.
Comparison of Corporate Governance and Shareholder Rights, page 274

51. Your charter waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.
 Alec Scheiner
FirstName LastNameAlec
RedBall Acquisition Corp.Scheiner
Comapany 26,
November  NameRedBall
              2021      Acquisition Corp.
November
Page 11 26, 2021 Page 11
FirstName LastName
RedBall Acquisition Corp
Statement of Changes in Shareholders' Equity, page F-5

52. We note in your Form 10-Q, filed November 9, 2021, you revised your financial statements as of September 30, 2020 to classify all Class A ordinary shares subject to possible redemption in temporary equity. However, we also note you have not restated all periods presented in your Form S-4. Considering the significant impact of the error on your shareholder's equity (deficit) for all periods presented, please provide us with your
         SAB 99 analysis supporting your conclusion that the error is not material to your financial statements. Also, explain how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      John M. Bibona